February 15, 2010

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Family Dollar Stores, Inc.

Form 10-K for the Fiscal Year Ended August 29, 2009

Filed October 27, 2009

Form 10-Q for the Fiscal Quarter Ended November 28, 2009

Filed January 6, 2010

Definitive Proxy Statement on Schedule 14A

Filed December 11, 2009

File No. 001-06807

Dear Mr. Owings:

Set forth below are the responses of Family Dollar Stores, Inc. (the “Company”) to the comment letter of the staff of the United States Securities and Exchange Commission dated February 5, 2010, regarding the Company’s Form 10-K for the year ended August 29, 2009, filed October 27, 2009, Form 10-Q for the Fiscal Quarter Ended November 28, 2009, filed January 6, 2010 and Definitive Proxy Statement on Schedule 14A filed December 11, 2009, referenced above.

Proxy Statement on Schedule 14A

Cash Bonus Awards, page 31

1.	We note your response to comment four from our letter dated December 23, 2009. Please confirm that in future filings if you identify a Senior Executive Officer, such as Mr. Smith, as a named executive officer, you will quantify how their individual performance can affect the amount of their cash bonus award.

Mr. H. Christopher Owings

February 15, 2010

COMPANY RESPONSE:

We confirm that in future filings if we identify a Senior Executive Officer, such as Mr. Smith, as a named executive officer, we will quantify how their individual performance can affect the amount of their cash bonus award.

General

In connection with our responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if I can be of any further assistance, please do not hesitate to contact me directly at (704) 814-3284.

Sincerely,

/s/ C. Martin Sowers
C. MARTIN SOWERS
Senior Vice President – Finance